News Release

Dynasty Gaming Directors Resign

Montréal, Canada ….. December 9, 2008….. Dynasty Gaming Inc. (TSXV: “DNY”; OTCBB:  “DNYFF”) today announced that Dominic Chan and Yat-sang Kwong have resigned from the Company’s Board of Directors.

Albert Barbusci, Dynasty’s chief executive, stated, “Dr. Chan and Dr. Kwong resigned for personal reasons. Both had recently joined our Board and we thank them for their services over the past few difficult months and wish them the very best for the future.”

About Dynasty Gaming Inc.

Incorporated in 1994, Dynasty is a Montreal-based corporation the principal business of which is to acquire and manage operating companies that can make a significant contribution to the development of Internet-based services. The current Board of Directors consists of Messrs. Albert Barbusci, Kiyoshi Eguchi, Joseph Lau and Robert Lupacchino. More information on Dynasty Gaming can be found at www.dynastygaming.com and at SEDAR (www.sedar.com) under Dynasty Gaming Inc. Dynasty’s 92,347,574 common shares, issued and outstanding, are widely held by Canadian and U.S. investors.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved of the contents of this news release.

For additional information contact:

Albert Barbusci

Dynasty Gaming Inc

(514) 288-0900  ext. 224